Exhibit 99.1

Chip Wilson Nominates Three Independent Director Candidates for Election to the lululemon
athletica inc. Board of Directors

*Nominees are Highly Experienced, Proven Creative Leaders that Will Restore Faith in the
Board's Ability to Oversee lululemon's Transformation to Create Long-Term Shareholder Value*

*CEO Selection Must Take Place Following Significant Board Change to Be Sure Shareholders
Can Trust the Right Decision is Made and the New Leader Can Succeed*

VANCOUVER, BC, Dec. 29, 2025 /PRNewswire/ -- Chip Wilson, Founder of lululemon
athletica inc. (NASDAQ: **LULU**) ("lululemon" or the "Company") and one of lululemon's
largest shareholders, today announced the nomination of three independent and highly qualified
director candidates (collectively, the "Candidates") for election to the lululemon Board of
Directors (the "Board") at the 2026 Annual Meeting of Shareholders (including any
adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting"). At
the same time, Wilson submitted a non-binding proposal that calls for the Board to immediately
declassify so that all directors are elected annually by shareholders. Only approximately 10
percent of S&P 500 companies have staggered director elections, including lululemon[1].

Wilson's director nominees are as follows, with more detailed biographies appended to this
release:

- **Marc Maurer**: Maurer is the former Co-Chief Executive Officer of On Holding AG,
  where he led the Company's rapid growth and increase in profitability. As Co-CEO, On
  experienced global brand expansion, retail & DTC scaling and nearly quadrupled revenue
  under Maurer's leadership[2].
- **Laura Gentile:** Gentile is the former Chief Marketing Officer of ESPN, where she
  oversaw creative output, fan engagement, media strategy, event marketing and social
  media for all of ESPN's brands, platforms, shows and events. Under Gentile's leadership,
  ESPN was the #1 most trusted brand in sports media and achieved record viewership and
  social engagement. She also founded espnW, ESPN's first and only dedicated business
  for women, which she helped develop into a multi-media business, opening a new market
  for ESPN, and serving as a catalyst for the growth and momentum of women's sports.
- **Eric Hirshberg**: Hirshberg is the former Chief Executive Officer of Activision, the
  largest segment of Activision Blizzard. Activision Blizzard's stock rose 500%, and
  Activision's segment profit nearly doubled during Hirshberg's close to eight years in the
  role[3]. He oversaw leading franchises including *Call of Duty®*, *Destiny, Guitar
  Hero* and *Skylanders*. Prior to joining Activision, Hirshberg was Co-Chief Executive
  Officer and Chief Creative Officer of the Deutsch LA advertising agency, where he grew
  the firm into a nationally recognized creative force.

Wilson issued the following statement regarding the nominees:

*"It is clear to the world that lululemon is special, but in need of change. As I have stated for
years, lululemon needs visionary creative leadership to thrive. The simple truth is that the
current Board lacks these skills and, as a result, lululemon is unable to win back the confidence*

of its critical stakeholders and regain commercial momentum. The nominees I put forward today are the change that is needed to redefine lululemon and begin this company's next chapter of success.

My passion for the lululemon athletica muse has never changed, but I know this campaign for change cannot be about me. It is about recommitting lululemon to genuine creative leadership that will re-establish a brand of enduring strength. That is why we have put forward three, fully independent and world-class creative leaders to make the Board more effective and accountable. The recent CEO change announcement was the third total failure of Board oversight with no clear succession plan in place. Shareholders have no faith that this Board can select and support the next CEO without input from a Board with stronger product experience. The Board must be refreshed so that creative, brand-first experience is empowered. This is the only way to restore shareholder confidence and set lululemon back on the path to growth, product innovation and premium quality.

It is clear to me that these independent, highly-accomplished nominees will be an asset to lululemon. They can play an essential role in refocusing on the inspirational customer, revitalizing its bold vision, attracting the best people and maximizing value for all shareholders."

Biographies of Chip Wilson's Nominees

Marc Maurer
Former Co-CEO, On Holding AG

Marc Maurer served as Co-Chief Executive Officer of On from January 2021 to June 2025, after joining the company in 2013 as Chief Operating Officer. During Maurer's time as Co-CEO, On's revenue nearly quadrupled[2]. In these roles, Maurer played a central part in supporting On's growth from an emerging performance footwear brand into a globally recognized premium company with a strong direct-to-consumer and wholesale presence. During his tenure, On expanded internationally, diversified its product portfolio across footwear and apparel and completed a successful public listing. Prior to joining On, Maurer served as Head of Business Development and Marketing for Valora Retail, a publicly traded European retail company, from April 2012 to March 2013, where he was responsible for driving its business development strategy. Maurer's unparalleled experience guiding a performance-driven brand through global expansion and operational scale would make him a valuable addition to lululemon's Board.

Laura Gentile
Former CMO, ESPN

Laura Gentile served as the Chief Marketing Officer of ESPN from January 2018 to November 2023, after joining the company in 2003. During her time at ESPN, Gentile founded espnW, ESPN's platform dedicated to women in sports, helping to expand the company's reach, and cultural relevance. As Chief Marketing Officer, Gentile oversaw ESPN's global marketing strategy, brand positioning, consumer growth and content marketing across all brands, platforms, shows and events. Over the course of her career at ESPN, she held a range of senior leadership roles spanning creative marketing, content partnerships and audience and business development, and was instrumental in evolving the ESPN brand in a rapidly changing media landscape. Following her tenure at ESPN, Gentile co-founded Storied Sports, a content studio built to partner with athletes, brands and media to create storytelling and commercial platforms. Gentile's expertise in global brand strategy and growth, consumer engagement and creative marketing would be an invaluable asset to lululemon's Board.

Eric Hirshberg
Former CEO, Activision Publishing

Eric Hirshberg served as President and Chief Executive Officer of Activision, the largest division of Activision Blizzard, from 2010 to 2018. Under his leadership, Activision's flagship franchises achieved record-breaking and industry-leading commercial success, driving significant growth in segment profitability and stock performance. Before joining Activision, Hirshberg was Co-Chief Executive Officer and Chief Creative Officer of the Deutsch LA advertising agency, where he grew the firm into a nationally recognized creative force. Beyond his executive roles, he is also an investor and advisor to early-stage companies and serves on Boards of Trustees including the XPrize Foundation and UCLA's School of Arts and Architecture. Hirshberg's expertise in brand-building, consumer engagement and cross-industry leadership would contribute valuable strategic perspective to the lululemon Board.

Certain Information Concerning the Participants

Dennis J. "Chip" Wilson, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying GOLD Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying GOLD Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at **https://www.sec.gov/**.

Information about Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Ms. Wilson, Low Tide Properties Ltd. and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by certain of the Participants with the SEC on December 15, 2025, and is available here. As of the date hereof, none of House of Wilson Ltd., Marc Maurer, Laura Gentile or Eric Hirshberg hold any shares of Common Stock of the Company, par value $0.005 per share (the "Common Stock"). However, by virtue of the relationship among the Participants as members in a Schedule 13(d) group, all the Participants, individually, are deemed to beneficially own the 9,904,856 shares of Common Stock (of which 5,115,961 are shares of the Company's special voting stock paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc., on a fully-converted basis) owned in the aggregate by all of the Participants.

Footnotes

1. **Diligent Market Intelligence from May 30, 2025.** IN-DEPTH: Investors ramp up board declassification efforts as governance returns to forefront.
2. **ONON revenue growth data measured from Sept. 14, 2021, through June 30, 2025.** Company financial data.
3. **Activision segment profit data from Sept. 7, 2010, through Mar. 31, 2018.** Company financial data.

Contacts

Val Mack, **val.mack@fticonsulting.com**
Pat Tucker, **pat.tucker@fticonsulting.com**

SOURCE Chip Wilson